UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD

Specialized Disclosure Report

GENERAL DYNAMICS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3671	13-1673581
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2941 Fairview Park Drive, Suite 100, Falls Church, Virginia	22042
(Address of principal executive offices)	(Zip Code)
Gregory S. Gallopoulos, (703) 876-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
General Dynamics Corporation is submitting this Form SD in compliance with Rule 13p-1 of the Securities Exchange Act of 1934.
Summary
Based on General Dynamics’ reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, General Dynamics has determined that, with respect to many of the products subject to inquiry by Rule 13p-1 for the period from January 1, 2018 to December 31, 2018 (the “Reporting Period”), the company has no reason to believe these products contain Conflict Minerals (as defined in Rule 13p-1) that may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). General Dynamics determined that it does have reason to believe that a limited amount of necessary Conflict Minerals in some products may have originated in a Covered Country.
Reasonable Country of Origin Inquiry
Each of the business units that manufactured or contracted to manufacture products completed during the Reporting Period (the “Completed Products”) evaluated those products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Completed Products. Following this evaluation, each business unit then engaged in a RCOI by identifying, through a risk-based approach, those suppliers that were likely to provide products containing Conflict Minerals during the year ended December 31, 2018. The business unit (in certain cases in conjunction with a third-party vendor) then contacted each identified supplier to ascertain whether Conflict Minerals were used in the supplier’s products as provided to the business unit. In aggregate, General Dynamics’ business units reviewed over 50,000 supplier inquiries during the current Reporting Period and the prior reporting periods covering calendar years 2013 through 2018.
Supplier responses can be grouped into five main categories:

(1)	The supplier represented that its products did not contain Conflict Minerals from the Covered Countries.

(2)
The supplier represented that it had not completed its own diligence about its products in order to be able to certify to the business unit whether the supplier’s products contain Conflict Minerals from the Covered Countries.

(3)	The supplier represented that it had completed its diligence but was unable to determine whether its products contain Conflict Minerals from the Covered Countries.

(4)	The supplier represented that its products contained Conflict Minerals that did or may have originated in the Covered Countries.

(5)	The supplier provided no response to the inquiry.
The business units evaluated each response to provide a level of assurance as to the response’s validity. For nonresponsive suppliers, the business units conducted additional outreach (including mailings or telephone contact).
Following the RCOI, two business units concluded that they had no reason to believe that any necessary Conflict Minerals contained in certain Completed Products may have originated in a Covered Country. Eight business units determined that they had reason to believe that a limited amount of necessary Conflict Minerals contained in some Completed Products may have originated in a Covered Country. Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, General Dynamics has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENERAL DYNAMICS CORPORATION

By: /s/ PHEBE N. NOVAKOVIC
Phebe N. Novakovic
Chairman and Chief Executive Officer

Date: May 31, 2019